UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Centessa Pharmaceuticals plc

(Name of Issuer)

Ordinal Shares, nominal value £0.02 per share

(Title of Class of Securities)

152309100(1)

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	See Item 2(e).

CUSIP No. 152309100	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Life VI (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,812,368 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,812,368 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,812,368 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Index Ventures Life VI (Jersey) L.P. (“Index Ventures Life VI”) directly owns 9,812,368 Ordinary Shares of the Issuer, nominal value £0.002 per share (“Ordinary Shares”). The percent of class was calculated based on 89,900,916 Ordinary Shares outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 152309100	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 149,421 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 149,421 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,421 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Yucca (Jersey) SLP (“Yucca”) directly owns 149,421 Ordinary Shares of the Issuer. The percent of class was calculated based on 89,900,916 Ordinary Shares outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 152309100	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Life Associates VI Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,961,789 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,961,789 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,961,789 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Index Venture Life Associates VI Limited (“Index Venture Life VI GP”) may be deemed to beneficially own the Ordinary Shares directly held by Index Ventures Life VI and Yucca. The percent of class was calculated based on 89,900,916 Ordinary Shares outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. 152309100	SCHEDULE 13G	Page 5 of 8 Pages

Item 1. Issuer

(a)	Name of Issuer:

Centessa Pharmaceuticals plc

(b)	Address of Issuer’s Principal Executive Offices:

3rd Floor, 1 Ashley Road Altrincham, Cheshire WA14 2DT United Kingdom

Item 2. Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Index Ventures Life VI, a Jersey, Channel Islands partnership.

(ii) Yucca, a Jersey, Channel Islands separate partnership.

(iii) Index Venture Life VI GP, a Jersey, Channel Islands corporation, the general partner of the Index Ventures Life VI.

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited act as sub-advisers to Index Ventures Life VI (Jersey) Limited, which acts as the adviser to Index Ventures Life VI, and as such, certain funds affiliated with Medicxi, which hold Ordinary Shares and/or Series A Preferred Shares as of the date hereof, and Index Ventures Life VI and Yucca, may be deemed to be members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The share ownership reported by the reporting persons does not include any shares beneficially owned by funds or other entities affiliated with Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited, and each of the reporting persons disclaim beneficial ownership of the securities beneficially owned by funds or other entities affiliated with Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value £0.002 per share

(e)

CUSIP Number:

CUSIP number 152309100 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer. Each ADS represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 152309100	SCHEDULE 13G	Page 6 of 8 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 152309100	SCHEDULE 13G	Page 7 of 8 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	Index Ventures Life VI directly owns 9,812,368 Ordinary Shares, which represents approximately 10.9% of the outstanding Ordinary Shares.

		(ii)	Yucca directly owns 149,421 Ordinary Shares, which represents approximately 0.2% of the outstanding Ordinary Shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index Ventures Life VI’s investments. As a result, Index Venture Life VI GP may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index Ventures Life VI.

		(iv)	Index Venture Life VI GP may be deemed to beneficially own the 9,961,789 Ordinary Shares owned by Index Ventures Life VI and Yucca, which represents approximately 11.1% of the outstanding Ordinary Shares.

	(c)	Number of shares as to which such person has:

	Number of Ordinary Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
Index Ventures Life VI	9,812,368	0	9,812,368	0
Yucca	149,421		149,421
Index Venture Life VI GP	9,961,789		9,961,789

(i)  Sole power to vote or direct the vote

(ii)  Shared power to vote or to direct the vote

(iii)   Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 89,900,916 Ordinary Shares outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No. 152309100	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

INDEX VENTURES LIFE VI (JERSEY) L.P.

By:	Index Venture Life Associates VI Limited
Its:	General Partner

By:	/s/ Luke Aubert
	Name:	Luke Aubert
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Luke Aubert
	Name:	Luke Aubert
	Title:	Authorized Signatory

By:	/s/ Genesis Perez
	Name:	Genesis Perez
	Title:	Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI LIMITED

By:	/s/ Luke Aubert
	Name:	Luke Aubert
	Title:	Director